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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           ---------------------------

                             LONGVIEW FIBRE COMPANY
                                (Name of Issuer)


 COMMON STOCK, $1.50 ASCRIBED VALUE, AND
     RIGHTS TO PURCHASE COMMON STOCK                           543213102
      (Title of class of securities)                         (CUSIP number)


                                  ALAN V. DEAN
                                    BCE PLACE
                            181 BAY STREET, SUITE 300
                            TORONTO, ONTARIO M5J 2T3
                                 (416) 363-9491

                                 WITH A COPY TO:

                               S. WADE ANGUS, ESQ.
                                SIMEON GOLD, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 APRIL 20, 2007
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 543213102               SCHEDULE 13D                 Page 2 of 5 pages
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--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        BROOKFIELD ASSET MANAGEMENT INC.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                (b) [X] -- Joint
                                                                          Filing
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                            [_]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        ONTARIO
--------------------------------------------------------------------------------
                7         SOLE VOTING POWER 6,643,555 SHARES OF COMMON STOCK

NUMBER OF       ----------------------------------------------------------------
SHARES          8         SHARED VOTING POWER  0
BENEFICIALLY
OWNED BY        ----------------------------------------------------------------
EACH            9         SOLE DISPOSITIVE POWER 6,643,555 SHARES OF COMMON
REPORTING                 STOCK
PERSON WITH     ----------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,643,555 SHARES OF COMMON STOCK(1)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 [_]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.1% OF THE OUTSTANDING SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO, HC
--------------------------------------------------------------------------------


(1)On April 20, 2007, the Merger referred to under Item 4 of this Schedule 13D was consummated and Longview Fibre Company became a wholly-owned indirect subsidiary of Brookfield Asset Management Inc.

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CUSIP No. 543213102               SCHEDULE 13D                 Page 3 of 5 pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        PARTNERS LIMITED
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                (b) [X] -- Joint
                                                                          Filing
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                            [_]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        ONTARIO
--------------------------------------------------------------------------------
                7         SOLE VOTING POWER  0

NUMBER OF       ----------------------------------------------------------------
SHARES          8         SHARED VOTING POWER 6,643,555 SHARES OF COMMON STOCK
BENEFICIALLY
OWNED BY        ----------------------------------------------------------------
EACH            9         SOLE DISPOSITIVE POWER  0
REPORTING
PERSON WITH     ----------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER 6,643,555 SHARES OF COMMON
                          STOCK
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,643,555  SHARES OF COMMON STOCK(2)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 [_]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.1% OF THE OUTSTANDING SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO, HC
--------------------------------------------------------------------------------


(2)On April 20, 2007, the Merger referred to under Item 4 of this Schedule 13D was consummated and Longview Fibre Company became a wholly-owned indirect subsidiary of Brookfield Asset Management Inc.

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CUSIP No. 543213102               SCHEDULE 13D                 Page 4 of 5 pages
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This Amendment No. 1 to Schedule 13D (this "Amendment") is filed with the
Securities and Exchange Commission (the "Commission") with respect to Longview Fibre Company (the "Company") by the undersigned to amend the Statement on
Schedule 13D, filed by the undersigned on March 29, 2007 (the "Original
Filing"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing.

Any reference to "this Schedule 13D" in the Original Filing or in this Amendment shall refer to the Original Filing as amended by this Amendment.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by the addition of the following paragraph:

On April 20, 2007, the Company filed with the Secretary of State of Washington Articles of Merger, and the Merger was consummated. Also on April 20, 2007, the Company requested that the Common Stock no longer be quoted on the New York Stock Exchange and a Form 15 was filed with the Commission on behalf of the Company to commence the procedure to terminate the registration of Common Stock and the Company's reporting obligations under the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and supplemented by the addition thereto of the following:

On April 19, 2007, the shareholders of the Company approved the Merger Agreement and the Merger at the special meeting of shareholders of the Company held on April 19, 2007. The Merger closed on April 20, 2007.

On April 20, 2007, the Company filed a Certificate of Merger with the Secretary of State of Washington. Pursuant to the Merger Agreement, each share of the Common Stock was cancelled at the effective time of the Merger and converted into the right to receive $24.75 per share in cash, without interest, and the Company, the surviving entity of the Merger, became a wholly-owned indirect subsidiary of Brookfield.

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CUSIP No. 543213102               SCHEDULE 13D                 Page 5 of 5 pages
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                                    SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this amendment is true, complete and correct.

Dated: April 20, 2007



                                  BROOKFIELD ASSET MANAGEMENT INC.


                                  By:  /s/  Alan V. Dean
                                     ------------------------------------
                                     Name:   Alan V. Dean
                                     Title:  Senior Vice-President and Secretary


                                  PARTNERS LIMITED


                                  By:  /s/  Loretta M. Corso
                                     ------------------------------------
                                     Name:   Loretta M. Corso
                                     Title:  Secretary